



11015992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III FEB 2 5 2011

SEC FILE NUMBER
8 - 52299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

WYNSTON HILL CAPITAL, LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

488 MADISON AVENUE

NEW YORK,	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC H. STOLTZ   **(516) 222 - 9111**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

   X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *GEORGE DAVANZO*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *WYNSTON HILL CAPITAL, LLC, as of DECEMBER 31, 2010,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

On this day, _____
before me came _____
to me known to be the
individual described in and
who executed the foregoing
instrument and acknowledged
that s / he executed the same.

X _____
Signature

_____
Title   CEO

X _____
Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20,_____

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WYNSTON HILL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	85,125
Commissions receivable		5,264
Clearing deposit		50,000
Other assets		155,862
Total assets	$	296,251

LIABILITIES AND MEMBERS' CAPITAL
Liabilities:

Accounts payable and accrued expenses		83,794
Total liabilities		83,794

Commitments and Contingencies (Note 3)

Members' Capital

Members' Capital (Note 4)		212,457
Total liabilities and members' capital	$	296,251

The accompanying notes are an integral part of this statement.

WYNSTON HILL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 - **Nature of Business**

Wynston Hill Capital, LLC, a Delaware limited liability company (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2 - **Summary of Significant Accounting Policies**

a) *Revenue Recognition*

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) *Income Taxes*

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

c) *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) *Equipment*

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 10, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

WYNSTON HILL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Note 3 -   **Commitments**

Premises
The Company leases its premises under an amended lease expiring August 31, 2012. The aggregate minimum future payments under this lease during the years following December 31, 2010, are as follows:

2011	109,450
2012	72,967

Note 4 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $56,595 which was $51,009 in excess of its required net capital of $5,586. The Company's net capital ratio was 148.06%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wynston Hill Capital, LLC
488 Madison Avenue - 24th floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Wynston Hill Capital, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wynston Hill Capital, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2011

WYNSTON HILL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

WYNSTON HILL CAPITAL, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2010



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Wynston Hill Capital LLC.
488 Madison Ave
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Wynston Hill Capital LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
February 10, 2011

WYNSTON HILL CAPITAL, LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the yeared ended December 31, 2010

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 1,576,479
Additions	-
Deductions	(57,712)
SIPC Net Operating Revenues	$ 1,518,767

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 1,518,767
General Assessment @ .0025	3,797

Assessment Remittance:

Less: Payment made with Form SIPC 6 in July, 2010 and overpayment applied	(1,999)
Assessment Balance Due	$ 1,798

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2010:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 1,518,767
SIPC Net Operating Revenues as computed above	1,518,767
Difference	$ -